

Mail Stop 3561

December 2, 2016

Mario Dubuc
Chief Executive Officer
Dubuc Motors Inc.
1370 Willow Road
Menlo Park, CA 94025

> **Re:** **Dubuc Motors Inc.**
> **Offering Statement on Form 1-A**
> **Filed November 7, 2016**
> **File No. 024-10632**

Dear Mr. Dubuc:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that "testing the waters" materials may be used before the qualification of the offering statement, provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained. We note, in this regard, that the soliciting materials currently on the StartEngine website do not include the information required by Securities Act Rule 255(b)(4).

Part I, Item 4

2. Given the length of time you expect to conduct your offering, as disclosed on the cover page of the offering circular, please tell us why you indicate here that you are not offering the securities on a continuous basis pursuant to Rule 251(d)(3)(i)(F). Otherwise, please confirm that you are conducting an offering that is subject to the limits set forth in Rule 251(d)(3)(i)(F).

Part II

Offering Circular Cover Page

3. Please quantify in footnote 3 the total expenses of the offering borne by you in connection with the offering. In this regard we note your disclosure of actual and estimated offering expenses disclosed in the Use of Proceeds section on page 13. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

Risk Factors, page 2

We cannot assure that a public trading market for our Common Shares, page 7

4. Please revise to complete the last sentence of this risk factor and to clarify whether the company intends to pursue a public trading market for its common shares.

Plan of Distribution, page 10

Subscription, page 10

5. Please describe the procedures for prospective investors who have submitted non-binding indications of interest on the StartEngine.com website to subscribe in the offering. Please clarify who will review subscription agreements, who will contact prospective investors who have submitted non-binding indications of interest to give them an opportunity to purchase shares, and how they will be contacted. Additionally clarify whether the prospective investors may subscribe only through the StartEngine.com website.

Use of Proceeds, page 12

6. Please revise footnote 1 to the table on page 13 to quantify the estimated expenses associated with posting offering information on StartEngine.com under each of the scenarios.

7. You state here that the net proceeds will be used to obtain government certification. We note from page 23 that you do not yet have estimates of the full costs of complying with vehicle safety, motor vehicle manufacturer and dealer regulations. If complying with these regulations are necessary to obtain government certification and the costs are unknown, please clarify this within the table and footnotes on pages 13 and 14.

Products and Services, page 16

8. We note the reference in the table on page 16 to a 370 mile (EPA) range for the Tomahawk. Please explain how you arrived at this number given that you have not yet

completed the design, proto-type manufacturing and testing of the vehicle and the estimated range would appear to exceed what many of your competitors have been able to achieve. Please also disclose the type of batteries the Tomahawk will use, how those batteries will be sourced and whether those batteries are unique to your car or are being used by others in the industry.

Plan of Operation, page 25

9. You state on page 27 that if you "do not receive adequate proceeds from this offering to carry out [y]our forecasted operations to operate for the next 12 months [y]our directors and officers have informally agreed to provide [you] funds." Please revise to state whether this informal commitment is in an amount to address any shortfall in this offering up to the $20 million you are seeking or if this is more limited in nature.

10. Please revise to explain the production capacity and duration you expect to achieve if you receive the full amount of funds in this offering. We note from page 2 that if you are successful in raising the maximum $20 million from this offering, you estimate that you "will be able to reach the vehicle production stage," and you state on page 27 that you estimate you "will need to raise an additional $100 million to fully fund [y]our production activities in the following year after this offering." Please also revise the risk factor on page 2 to address and quantify your long-term capital needs in order to achieve full production and the challenges you may face in raising that amount of capital.

Securities Being Offered, page 39

11. Please include disclosure regarding the Exclusive Forum provision found in your Amended and Restated Certificate of Incorporation. Please tell us what consideration you have given to including risk factor disclosure about the potential impact of this Exclusive Forum provision.

Independent Auditor's Report, page 49

12. We note the omission of the introductory paragraph of the report regarding the financial statements covered by the audit and their responsibilities between you and your auditor. Please have your auditor revise the report to include the introductory paragraph. Refer to AU 508 (8) b. and c. of PCAOB Auditing Standards.

Index to Exhibits, page 62

13. Please file Exhibit 16, the Opinion as to the Validity of Securities. Refer also to Item 17(12) of Part III of Form 1-A.

Exhibit 4

14. Please revise language in the first sentence of section 2.06 which states that investors represent that they have read the offering circular. Such a representation is inappropriate. Please also tell us why you believe the third sentence is appropriate given that the offering circular contains numerous statements by the company about its business, prospects, and financial condition.

Signatures, page 63

15. Please revise the second half of your signature page to include the signature of your principal accounting officer. To the extent an already-signing individual will sign in the capacity of principal accounting officer, please add principal accounting officer to the list of capacities in which the person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at (202) 551- 3304 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Alixe Cormick
        Venture Law Corporation